                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                               NTL INCORPORATED
                               (Name of Issuer)


                Common Stock, Par Value, $0.01 Per Share
                        (Title of Class of Securities)

                                   629407107
                                (CUSIP Number)


                               January 28, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

          [_] Rule 13d-1(b)
          [x] Rule 13d-1(c)
          [_] Rule 13d-1(d)


                              Robert A. Eshelman
                  General Counsel, Finance and Administration
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
 CUSIP NO.: 629407107
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      MICROSOFT CORPORATION

      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      91-1144442
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      WA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF
                     5    500,000 shares of 5 1/4% Convertible Preferred Stock
      SHARES              of the Company. Such shares are convertible, at
                          Microsoft's option, into ten (10)  shares of the
   BENEFICIALLY           Company's common stock, par value $.01 per share (the
                          "Common Stock").  In addition, the Company has issued
     OWNED BY             to Microsoft 1,200,000 five-year warrants to purchase
                          Common Stock with an exercise price of $84,00 per
       EACH               share.
                  -----------------------------------------------------------
    REPORTING             SHARED VOTING POWER
                     6
      PERSON              -0-

       WITH:      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          6,2000,000 (on an as-converted basis)*

                  -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,2000,000 (on an as-converted basis)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------
-----------------------
/*/ By agreement with the Company, Microsoft's ability to transfer the 5 1/4% Convertible Preferred Stock, the shares of Common Stock underlying such preferred stock, and the shares of Common Stock underlying the warrants is restricted for two years from the date of issuance (except pursuant to bona fide transactions with nationally recognized investment banking firms that constitute a hedge against changes in the market price of the Common Stock).

Item 1.

         (a)   Name of Issuer:   NTL Incorporated (the "Company")
               --------------

         (b)   Address of principal executive offices of the Issuer:
               ----------------------------------------------------


110 East 59th Street 26/th/ Floor New York, New York 10022


Item 2.

         (a)   Name of Person Filing:  Microsoft Corporation, a Washington
               ---------------------
         corporation


         (b)   Address of Principal Business Office:  One Microsoft Way,
               ------------------------------------
         Redmond, Washington 98052 Attention: General Counsel, Finance and Administration


         (c)   Citizenship:  State of Washington.
               -----------

         (d)   Title of Class of Securities: 5 1/4% Convertible Preferred Stock
               ----------------------------
(each share convertible into ten (10) shares of Common Stock); 1,200,000 warrants to purchase Common Stock.


     (e)    CUSIP Number: 629407107
            ------------


Item 3.  Not Applicable.


Item 4.  Ownership.
         ---------

         (a) Amount beneficially owned: 500,000 shares of 5 1/4% Convertible
             -------------------------
Preferred Stock of the Company. Such shares are convertible, at Microsoft's option, into ten (10) shares of the Company's common stock, par value $.01 per share (the "Common Stock"). In addition, the Company has issued to Microsoft 1,200,000 five-year warrants to purchase Common Stock with an exercise price of $84.00 per share.


         (b)  Percent of class: 9.3%
              ----------------

         (c) Number of shares as to which the person has:
             -------------------------------------------

             (i) Sole power to vote or to direct the vote: 6,200,000 (as converted)

             (ii)   Shared power to vote or to direct the vote:  0

             (iii)  Sole power to dispose or to direct the disposition of:
                    6,200,000 (as converted)

             (iv)   Shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable.
         --------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: Not
         ---------------------------------------------------------------
         Applicable.


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company:  Not
         --------------------------------------------------------
         Applicable.


Item 8.  Identification and Classification of Members of the Group:  Not
         ----------------------------------------------------------
         Applicable.

Item 9.  Notice of Dissolution of a Group:  Not Applicable.
         --------------------------------

Item 10.  Certification:  Not Applicable.
          -------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 8, 1999

                            MICROSOFT CORPORATION



                            By   /s/ Robert A. Eshelman
                                ------------------------------------------------
                                Robert A. Eshelman, General Counsel, Finance and Administration, Assistant Secretary